EXHIBIT 99.(a)(1)(C)
July 2, 2007 Foundry's Tender Offer Solution Foundry Confidential & Proprietary

Foundry Confidential & Proprietary (c)2006 Foundry Networks, Inc. 3 Agenda Understand the IRC §409A Issue What Foundry is doing to fix affected options Your choices Review your next steps

Foundry Confidential & Proprietary (c)2006 Foundry Networks, Inc. 5 Why are we here today? Foundry has determined that a recent tax law change affects stock options that you hold Foundry's Tender Offer solution eliminates the tax problem, if you elect to participate If you do not participate, you may have adverse personal tax consequences

Foundry Confidential & Proprietary (c)2006 Foundry Networks, Inc. 4 Tax Law Change: §409A §409A is a set of tax rules for items considered to be "deferred compensation" Some stock options are now considered "deferred compensation" Consequences of §409A treatment: Income tax due upon vesting, even if no exercise 20% additional federal tax Similar state taxes (20% in CA) Interest penalty

Which options are affected by §409A? Options granted at a price below fair market value of our common stock on the actual grant date. Only the portion of an option that vests AFTER 12/31/04.

What is the solution?

Tender Offer for Unexercised Options Foundry will commence a tender offer - a formal offer to amend or replace outstanding stock options affected by §409A Foundry will notify you when that tender offer commences We will deliver the actual tender offer documents to all affected employees when the tender offer commences We advise you to read the tender statement when it is available because it will contain important information relating to your stock options

Eligibility to Participate in Tender Offer Must be an employee at the expiration of the tender offer Must hold an option that is affected by §409A (an "Eligible Option") Foundry will notify you and identify the option Foundry's executive officers and members of the board of directors are NOT eligible to participate.

Example of Eligible Option: Option to purchase 1,000 shares Original grant date: August 6, 2003 Exercise price: $16.00 Fair market value on measurement date: $24.11 Vesting: 48 successive equal monthly installments so that there were 667 shares unvested as of December 31, 2004 RESULT: Portion vested as of December 31, 2004 (333 shares) is not subject to §409A and is not eligible for tender Portion vesting after December 31, 2004 (667 shares) is subject to §409A and is eligible for tender

Tender Offer for Unexercised Options Amend Eligible Option to increase exercise price or replace Eligible Option with a New Option, AND Cash bonus equal to the amount of the increase in the exercise price of Eligible Option

Amendment of Eligible Options Amend to increase the option price Option exercise price increased to the lower of (1) the fair market value on the measurement date or (2) the fair market value on the first business day the tender offer expires Adjust exercise price only on the portion of the option that vests after December 31, 2004 All other terms remain the same (including the number of shares, vesting schedule and expiration date)

Replacement of Eligible Options Exercise price of an Eligible Option will not be amended below current exercise price i.e., when fair market value on the first business day after tender offer expires is less than current exercise price of tendered Eligible Option Instead, tendered Eligible Option will be cancelled and replaced with a New Option New Option will have a new grant date, but all other terms remain the same (including the exercise price)

Payment of Cash Bonus Pay cash bonus to option holder Equal to the difference between the adjusted option price and original option price Paid in the first payroll period in January 2008 per IRS requirement Paid regardless of whether you are a Foundry employee at that time

Example of Amendment of Eligible Option Option for 1,000 shares granted on August 6, 2003 exercise price of $16.00 fair market value on measurement date of $24.11 667 shares unvested as of December 31, 2004 assume closing selling price of Foundry common stock on Amendment Date (first business day after expiration of tender offer) is $17.50 Option Amendment: 333 shares vested as of December 31, 2004 - NO CHANGE 667 shares vested as of December 31, 2004: amended exercise price of $17.50 no change to expiration date or vesting schedule Cash Bonus: Employee receives a cash bonus of $1,000 = 667 shares x ($17.50-$16.00) bonus subject to withholding paid in January 2008

Example of Replacement of Eligible Option Option for 1,000 shares granted on August 6, 2003 exercise price of $16.00 fair market value on measurement date of $24.11 667 shares unvested as of December 31, 2004 assume closing selling price of Foundry common stock on Amendment Date (first business day after expiration of tender offer) is $15.50 Option Amendment: 333 shares vested as of December 31, 2004 - NO CHANGE 667 shares vested as of December 31, 2004 is cancelled New Option: Employee receives a New Option for 667 shares with the Amendment Date as the new grant date same exercise price of $16.00 no change to expiration date or vesting schedule No Cash Bonus since no change to exercise price

What if I do nothing? Tax Impact: Income taxation based on spread between fair market value and grant price, measured upon vesting, even if no exercise 20% additional federal tax on deemed income 20% additional California tax on deemed income Potentially other state additional taxes Interest & penalties for unpaid income tax Tender offer is a one-time offer to prevent future adverse tax consequences.

How do I participate?

Tender Offer Expected Timeline Tender Offer Begins: July 2, 2007 Tender Offer Ends: August 2, 2007 (unless we extend the tender offer) All elections MUST be received by 11:59PM Eastern Time on the expiration date Late submissions will not be accepted Option Amendment: first business day after expiration date Payment of Cash Bonus: January 2008

What if I still have questions? Any questions should be directed to stock@foundrynet.com

Tax Advice Taxation of stock option transactions can be very complicated. Foundry policy prohibits any employees from providing personal income tax advice to any other employee. This presentation is general and you should consult with your personal tax advisor for advice relevant to your specific situation.

Circular 230 Disclaimer Notice Any tax advice included in this presentation was not intended or written to be used, and it cannot be used by the taxpayer, for the purpose of avoiding any tax penalties that may be imposed by any governmental taxing authority or agency; and The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.